DotWav Creates, Inc.
FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2022

(Unaudited)

DotWav Creates, Inc.
Balance Sheets

	As of December 31st, 2022

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	1000
Prepaid Expenses	$	0
Accounts receivable	$	0

TOTAL CURRENT ASSETS	0
TOTAL ASSETS	1000

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts payable	0
TOTAL LIABILITIES	0

SHAREHOLDERS' EQUITY

Capital Stock (10,000,000 shares authorized, 10,000,000 shares Issued and outstanding. $.001 par value)	-	1,000.
Additional paid in capital		0

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	1,000

DotWav Creates, Inc.
Statement of Operations

		2022
Operating income		
Partnership revenue	$	0
E-commerce Revenue		0
Cost of goods sold		0
Gross profit		0
Operating Expenses		
Advertising & Marketing		0
Bank Charges & Fees		0
Legal & Professional Services		0
Meals & Entertainment		0
Office Supplies & Software		0
PayPal Fees		0
Rent & Lease		0
Salaries & Wages		0
Contract Labor		0
Travel		0
Utilities		0
Net Income		0

DotWav Creates, Inc.
Consolidated Statement of Equity

	COMMON STOCK		**PREFERRED STOCK**		Additional	Retained earnings
	Shares	Amount	Shares	Amount	Paid in Capital	(Accumulated Deficit)
Beginning Balance (22)	-	$ -	-	$ -	$ -	$ -
Contributions	10,000,000	1,000	0	0		
Other (gain/Loss)	-	-	-	-	-	-
Net Income	-	-	-	-	-	-
Ending Balance	10,000,000	1,000	-	-	-	-

DotWav Creates, Inc.
Statement of Cash Flows

	2022
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	0
Change in Prepaid Expenses	-
Change in Payables	-
Net Cash Flows From Operating Activities	0
Cash Flows From Financing Activities	
Business and Personal Grants	0
Net Cash Flows From Financing Activities	0
Cash at Beginning of Period	0
Net Increase (Decrease) In Cash	0
Cash at End of Period	0

DotWav Creates, Inc.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year ended December 31, 2022

1. ORGANIZATION AND PURPOSE

DOTWAV CREATES, Inc. (the "Company"), is a corporation formed under the laws of the State of Delaware.

The Company owns Whistle, a freelancer hiring platform. Whistle makes money by facilitating contracts between buyers and sellers and takes a % of the money that flows through the marketplace.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

For the fiscal years ended December 31, 2021 and December 31, 2022, the Company's cash positions include its operating bank account

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events